SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 21, 2019

1.              DATE, TIME AND PLACE: On October 21, 2019, at 3:30 p.m., in a remote manner.

2.              CALL NOTICE AND ATTENDANCE: Extraordinary Meeting convened pursuant to the Internal Regulations of the Board of Directors, with the attendance of the board members indicated below. The Chief Executive Officer of the Company, Fernando Musa, and Officers Pedro Freitas and Cristiana Lapa, and Mrs. Lilian Porto Bruno and Ana Paula Tarossi Silva also attended the meeting.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.         SUBJECTS FOR RESOLUTION: After analysis of proposal PD.CA/BAK-33/2019 - Issuance of notes  in the capital market by Braskem Netherlands Finance BV guaranteed by Braskem S.A. (“Braskem” or “Company”) and the tender offer of notes of Braskem Netherlands Finance BV and Braskem Finance Limited, guaranteed by Braskem, submitted to resolution, which was previously sent to the Board Members and shall be kept on file at the Company’s headquarters, the following resolution was unanimously taken, and even though João Cox stated his stance in favor of the issuance and the Tender offers, being a holder of debt instruments issued by the Company, he did not make any comments regarding the amount of compensation for the instruments of such offerings: to approve, under the terms and conditions of such PD, the following:

                        (i)          the issuance and distribution of Notes by Braskem Netherlands Finance B.V., controlled by the Company, (“Issuer”), to be offered to qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the Securities and Exchange Commission, specifically, “Rule 144A” and, in the other countries, except in Brazil and in the United States of America, based on “Regulation S” (“Issue”), with irrevocable and irreversible, unconditional and full guarantee, by the Company, as a controlling company of the Issuer, in order to honor the payment of all obligations related to the Issue undertaken by Issuer;

                      (ii)          Tender offer by Braskem Finance Limited, controlled by the Company (“Braskem Finance”) of its Notes with (a) remuneration of 5.75% p.a. and due date in 2021; and (b) remuneration of 5.375% p.a. and due date in 2022, with all payment obligations of Braskem Finance guaranteed by the Company;

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 21, 2019

                    (iii)          tender offer by Braskem Netherlands of its notes with remuneration of 3.50% p.a. and due date in 2023, with all payment obligations of Braskem Netherlands guaranteed by the Company; and

                    (iv)          the authorization to the Company’s Executive Board to hire financial institutions to coordinate and provide the necessary services to deliver the Issuance, and to execute items (ii) and (iii) above and execute any and all agreements, certificates and other documents necessary to implement the transactions defined on the resolutions of items (i), (ii) and (iii) above, including, but not limited to, the execution of the indenture, the purchase agreement, the offering memorandum and the amendment to the indenture to reflect the final pricing defined in the bookbuilding process.

At such time, Board Member Ana Zambelli stated that, according to the recommendation of the Executive Board and the consulted attorneys, the filing of the main financial and general information of the Company within the scope of the Issue at CVM is considered as sufficient to promote the uniformity of the current information of Braskem.

3.2.         Subjects for Acknowledgement: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members indicated below, by the Chairman and by the Secretary of the Meeting.

São Paulo, October 21, 2019.

Marcelo Moses de Oliveira Lyrio Chairman	Ana Paula Tarossi Silva Secretary
João Cox Neto	Ana Lucia Poças Zambelli

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70 - STATE REGISTRATION (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 21, 2019

Fábio Venturelli	Gesner José de Oliveira Filho
João Pinheiro Nogueira Batista	Julio Soares de Moura Neto
Mauro Motta Figueira	Pedro Oliva Marcilio de Sousa
Roberto Lopes Pontes Simões	Roberto Faldini

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.